EXHIBIT 99.3

CEO CERTIFICATION UNDER SECTION 906 OF SARBANES-OXLEY

In connection with the annual report of Dominion Diamond Corporation (the “Company”) on Form 40-F for the fiscal year ended January 31, 2015 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Brendan Bell, the Acting Chief Executive Officer of the Company, acting in the capacity of chief executive officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED this 20th day of April, 2015.

/s/	BRENDAN BELL
Name:	Brendan Bell
Title:	Acting Chief Executive Officer
(acting in the capacity of principal executive officer for purposes of providing this certificate)

A signed original of this written statement required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Form 40-F to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Form 40-F), irrespective of any general incorporation language contained in such filing.